December 9, 2005



Mr. Wayne R. Brownlee
Chief Financial Officer
Potash Corporation of Saskatchewan Inc.
122 - 1st Avenue South
Saskatoon, Saskatchewan, Canada


	Re:	Potash Corporation of Saskatchewan Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 11, 2005
		File No. 001-10351


Dear Mr. Brownlee:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comments

General

1. Disclose the annual average price received for major salable products produced by your company over the last three years.
These
products would include potash, phosphate, phosphoric acid, urea, nitric acid, ammonium nitrate, and ammonia.

Reserves, page I-5

2. The mineral rights that are mined and processed by the Mosaic Potash Esterhazy L.P. are owned by the Potash Corporation of Saskatchewan and a portion of the annual finished product is sold by your company. Reserves are defined as that part of a mineral deposit
that can be economically and legally extracted or produced at a
profit at the time of reserve determination.   Please disclose the
annual production, reserves, and resource estimates for the Esterhazy mine mineral rights.

3. The third paragraph estimates the operations mine life, based on the sum of the reserves and the resources, with production rates established at a percentage of full capacity. Please restate the mine life estimate based only on proven and probable reserves. State annual production rates and define the production rate as process constrained with scalable mining capacity based on the ore concentration ratio. Describe the reserves as proven and probable reserves. Define the resources as exclusive of the reserves and describe the means of classification for the measured, indicated, or inferred resources. Include resource estimates for the Patience Lake and New Brunswick operations.

Reserves, page I-8

4. The sixth paragraph describes a mining life of 74 years for the Aurora operation. Please restate the mine life based on the proven and probable reserves being consumed at a specified mining rate, either the maximum capacity of the mining facility, the three-year average production rate, or another appropriate estimate. State this annual mine production rate. The White Springs operations mine life calculation includes reserves that are not presently leased, optioned, owned or controlled by the company, but could be purchased economically at some time in the future. Restate the mine life, using only the proven & probable reserves controlled by the company controls at the date of the reserve declaration.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. Wayne R. Brownlee
Potash Corporation of Saskatchewan Inc.
December 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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